Exhibit (a)(1)(E)

TURBOCHEF TECHNOLOGIES, INC.

FORM OF ACKNOWLEDGEMENT OF

RECEIPT OF LETTER OF TRANSMITTAL

TurboChef Technologies, Inc. (“TurboChef”) received your Letter of Transmittal on the date and time written or stamped below, by which you tendered your Eligible Option(s) pursuant to the offer (the “Offer”) made by TurboChef to amend or replace options as set forth in the Offer to Amend or Replace Eligible Options, dated November 7, 2007.

Should you change your mind, you may change your election with respect to any tendered Eligible Options by withdrawing your Letter of Transmittal and resubmitting a new Letter of Transmittal before 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007 (or any extended expiration of the Offer). You will be bound by the last properly completed Letter of Transmittal you submit prior to 5:00 p.m., Eastern Time (4:00 p.m., Central Time), on December 6, 2007 (or any extended expiration of the Offer). If you have questions concerning the submission of your Letter of Transmittal, please contact Dennis J. Stockwell, Vice President and General Counsel, at (678) 987-1700 or dennis.stockwell@turbochef.com.

Please note that TurboChef’s receipt of your Letter of Transmital is not, by itself, an acceptance of your Eligible Option(s) for amendment or replacement. For purposes of the Offer, TurboChef will be deemed to have accepted all properly tendered Eligible Options as of the date when TurboChef provides the tendering optionees with notice of its acceptance of those options. Such notice may be made by press release, email or other method of communication. TurboChef’s formal acceptance is expected to take place shortly after the end of the Offer period.

LETTER OF TRANSMITTAL OF	_________________________________
[Write Name Above]

RECEIVED BY TURBOCHEF TECHNOLOGIES, INC. AT:

__________________ a.m. / p.m. Eastern time	[or Time and Date Stamp Below]
(circle one)
on __________________________ , 2007
(Month) (Day)